

November 26, 2014

Via E-mail
Stephen From
President and Chief Executive Officer
Eyegate Pharmaceuticals, Inc.
271 Waverley Oaks Road
Suite 108
Waltham, MA 02452

     Re: **Eyegate Pharmaceuticals, Inc.**
              Amendment No. 5 to Registration Statement on Form S-1
              Filed November 20, 2014
              File No. 333-197725

Dear Mr. From:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of three months ended September 30, 2014 and 2013, page 58

1. Your disclosure appears to have typographical errors. You refer to the nine months ended when it appears it should refer to the three months ended. Also the G&A and other income (expense) amounts in your narrative disclosure do not agree with the amounts in your tabular disclosure. Please revise to eliminate all inconsistencies.

Comparison of Nine Months Ended September 30, 2014 and 2013, page 59

2. The general and administrative amounts for 2013 in your narrative disclosure do not agree with the amount in your tabular disclosure. Please revise to eliminate all inconsistencies.

Contractual Obligations, page 63

3. The total amount for the royalty license commitment does not agree with the sum of the individual amounts by period. Please revise to eliminate all inconsistencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Don Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Josef B. Volman, Esq.
        J. Fraser Collin, Esq.
        Burns & Levinson LLP
        125 Summer Street
        Boston, MA 02110